Exhibit 12.3

Con Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Millions of Dollars)

	For the Six Months Ended	For the Six Months Ended	For the Years Ended December 31,
	June 30, 2009	June 30, 2008	2008	2007	2006	2005	2004
Earnings
Net Income for Common	$333	$340	$783	$844	$686	$694	$518
Preferred Stock Dividend	6	6	11	11	11	11	11
Cumulative Effect of Changes in Accounting Principles	—	—	—	—	—	—	—
(Income) or Loss from Equity Investees	—	—	—	(2)	—	—	—
Minority Interest Loss	—	—	—	—	—	—	—
Income Tax	179	156	397	392	349	330	278

Pre-Tax Income from Continuing Operations	518	502	1,191	1,245	1,046	1,035	807

Add: Fixed Charges*	292	256	537	505	490	409	405
Add: Amortization of Capitalized Interest	—	—	—	—	—	—	—
Add: Distributed Income of Equity Investees	—	—	—	—	—	—	—
Subtract: Interest Capitalized	—	—	—	—	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—	—	—	—	—

Earnings	$810	$758	$1,728	$1,750	$1,536	$1,444	$1,212

* Fixed Charges and Preferred Stock Dividends
Interest on Long-term Debt	$257	$219	$458	$411	$370	$333	$317
Amortization of Debt Discount, Premium and Expense	8	8	15	17	16	16	15
Interest Capitalized	—	—	—	—	—	—	—
Other Interest	7	10	25	39	65	21	34
Interest Component of Rentals	11	10	21	20	21	21	21
Pre-Tax Preferred Stock Dividend Requirement	9	9	18	18	18	18	18

Fixed Charges and Preferred Stock Dividends	$292	$256	$537	$505	$490	$409	$405

Ratio of Earnings to Fixed Charges	2.8	3.0	3.2	3.5	3.1	3.6	3.0